Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MB Financial, Inc.
Commission File No.: 001- 36599

The following communication was provided to employees of MB Financial, Inc. on June 11, 2018.
MEMORANDUM

TO:	PSU Holders
DATE:	June 11, 2018
SUBJECT:	FAQs Relating to Your Performance Share Unit (PSU) Awards

Set forth below are answers to some frequently-asked questions (FAQs) about your unvested MB PSU awards granted under the MB Financial, Inc. Third Amended and Restated Omnibus Incentive Plan given the recent announcement of our Merger Agreement with Fifth Third. These FAQs are intended to provide you with information to help you understand generally how your PSU awards will be handled from now until closing and thereafter. Please refer to the separate memos for responses to FAQs about your Stock Option, Restricted Stock and Restricted Stock Unit (RSU) awards.
FAQ-1: What happens to my PSUs between now and closing?
Nothing changes for your PSUs between now and closing. The three-year vesting and performance periods for your 2016, 2017 and 2018 PSU awards, scheduled to end in February 2019, 2020 and 2021, will continue to run.
FAQ-2: What happens to my PSUs when the merger closes?
At the time the merger closes, MB will calculate the number of PSUs that have been earned under each of your outstanding PSUs held at that time. As discussed below, although the number of earned PSUs will be calculated at closing, the earned PSUs will not vest or be distributed at that time.
On the closing date of the merger, your unvested MB PSUs will be replaced with Fifth Third RSUs. The replacement will be RSUs because your award will no longer be subject to any performance conditions; it will effectively become the equivalent of a time-vesting RSU award.
The terms and conditions (including vesting and accrual of cash dividend equivalents) that applied to your earned MB PSUs will apply to your converted Fifth Third RSUs.

FAQ-3: How will my number of earned PSUs be determined at closing?
The number of earned PSUs is based on MB’s performance relative to a comparison group of peer financial institutions, calculated by comparing of the total shareholder return (TSR) of MB common stock against the TSR of the financial institutions in the comparison group over a three-year performance period. The outstanding PSU awards have performance periods ending in February 2019, 2020 and 2021. The amount of PSUs earned will range from 0% to 175% of the target number of PSUs granted for each award, depending upon MB’s relative performance.
However, under your PSU award agreements, the closing of the merger will shorten the performance period used to determine the number of PSUs earned. We will calculate the TSR of the financial institutions in the comparison group as if the last day of the performance period was the fifth trading day prior to closing, and we will calculate the TSR of MB common stock using the value at closing. The MB compensation committee will review the calculations and certify the number of earned PSUs under each of your PSU awards based upon the percentile ranking of MB’s TSR relative to the comparison group.
FAQ-4: When will my earned PSUs vest and be distributed?
Your unvested PSU awards will not automatically vest upon the closing of the merger. Instead, the PSUs will continue to vest and be distributed (less applicable withholding taxes) as set forth in your relevant award agreement.
However, if your employment is terminated in connection with or after the closing within the timeframe set forth in the relevant award agreement under circumstances entitling you to severance benefits, then all of the earned PSUs you held at closing will vest in full upon such termination of your employment. The shares and accumulated cash dividend equivalents underlying the earned PSUs will be distributed (less applicable withholding taxes) within thirty days after such termination of employment.
FAQ-5: Will I receive shares of MB Financial common stock when my earned PSUs are distributed?

No. Following the closing of the merger, the shares of MB common stock underlying your PSUs will be converted into shares of Fifth Third common stock. When your PSUs vest, you will receive shares of Fifth Third common stock and accumulated cash dividend equivalents (less applicable withholding taxes).
FAQ-6: After closing, how will the underlying shares of MB common stock be converted into shares of Fifth Third common stock?
Under the terms of the Merger Agreement, upon closing of the merger, each outstanding share of MB common stock (for example, shares held in a brokerage account) will be converted into the right to receive the merger consideration of 1.45 shares of Fifth Third common stock, plus $5.54 in cash.
A slightly different approach will be used to convert the MB shares underlying your PSUs. Under the Merger Agreement, upon closing of the merger, each share of MB common stock underlying your earned PSUs will be replaced by the number of shares of Fifth Third common stock calculated by applying the Equity Award Exchange Ratio. The Equity Award Exchange Ratio is equal to:

1.45 shares of Fifth Third common stock
plus
an additional fraction of a share of Fifth Third common stock worth $5.54, calculated by converting $5.54 into a fractional share of Fifth Third common stock based on the average closing price of Fifth Third stock for the five trading-day period prior to closing.

FAQ-7: Can you provide an example that shows how the Equity Award Exchange Ratio is calculated?
The following example calculation of the Equity Award Exchange Ratio assumes that the average closing price for Fifth Third common stock during the five trading-day period prior to closing is $33.56 (which was Fifth Third’s closing price on May 18, 2018, the last trading day before we signed the Merger Agreement):

1.45 shares of Fifth Third common stock
plus
an additional fraction of .165 shares ($5.54/$33.56) of Fifth Third common stock, resulting, in this example, in an Equity Award Exchange Ratio of 1.615 (1.45 + .165) Fifth Third shares for each MB share.

Please note that this is an example of the calculation of the Equity Award Exchange Ratio. The actual Equity Award Exchange Ratio will be calculated at the time of the closing based on the average closing price of Fifth Third’s common stock for the five trading days before the closing date. The actual fractional share amount and resulting Equity Award Exchange Ratio will likely differ from the amounts shown in this example.
FAQ-8: Can you provide an example applying the Equity Award Exchange Ratio to earned PSUs?
The formula to convert your earned PSUs is:

Number of earned MB PSUs x Equity Award Exchange Ratio, rounded to the nearest whole number

The formula would work as follows for 1,000 earned MB PSUs and the example Equity Award Exchange Ratio of 1.615 calculated above:

# Earned MB PSUs	multiplied by	Example Equity Award Exchange Ratio	# Fifth Third RSUs
1,000	multiplied by	1.615	1,615

FOR ADDITIONAL INFORMATION:
The terms and conditions of your PSU award agreements are stored in Shareworks. If there is a discrepancy between what is written here and your certificates and/or agreement, the certificate/agreement will control.
We will continue to provide you with information in the months ahead. In the near term, if you have any questions, please do not hesitate to contact Chas Hamill or Bill Kladis.
* * *

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, Fifth Third Bancorp will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.
Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.